ProFrac Holding Corp.

333 Shops Boulevard, Suite 301

Willow Park, Texas 76087

November 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ProFrac Holding Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 19, 2021

CIK No. 0001881487

Ladies and Gentlemen:

Set forth below are the responses of ProFrac Holding Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 3, 2021, with respect to Amendment No. 1 to Draft Registration Statement on Form S-1, CIK No. 0001881487, submitted to the Commission on October 19, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to Draft Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 to Draft Registration Statement on Form S-1 unless otherwise specified.

Draft Registration Statement on Form S-1

Summary

Overview, page 1

1.

We note your response to comment 2. Please revise your disclosure to clarify why you believe that your conventional fleets are among the most emissions-friendly in the industry. In that regard, we note that the information provided in your response to comment 2 was not included in your revised disclosure.

RESPONSE: We have revised pages 1 and 73 of Amendment No. 2 as requested.

Securities and Exchange Commission

November 19, 2021

2.

We note your response to comment 3 that while you have committed capital to build all three electric-powered fleets currently under construction prior to having customer contracts in place, in the future you do not expect to commit capital to build additional fleets until you have a customer contract in place. Please disclose this capital allocation strategy in your filing, or tell us why you believe it is not material. We note that you also disclose on page 2 that you have recently entered into an agreement with U.S. Well Services, Inc. allowing you to acquire up to 20 licenses to construct in-house new, electric-powered hydraulic fracturing fleets utilizing Clean Fleet technology. Beyond the three electric-powered fleets currently under construction, please clarify the extent you expect to build any additional electric-powered fleets in the near term.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised pages 14, 86 and 116 of Amendment No. 2 to explain our capital allocation strategy as requested.

Summary Historical Consolidated and Combined Financial Data

Non-GAAP Financial Measures, page 25

3.

We note your response to comment 6 and reissue the comment. Specifically, free cash flow is typically calculated as cash flow from operations as presented in the statement of cash flows under GAAP, less capital expenditures. Additionally, free cash flow is commonly a liquidity measure that we would expect to be reconciled to cash flow from operations. Since you have identified your non-GAAP measure as a performance measure that is reconciled to net loss under GAAP, the use of “cash flow” in the title may be confusing to investors as it is inconsistent with the manner in which management uses the measure. Please rename the title of this non-GAAP measure to more appropriately portray it as a performance measure.

RESPONSE: We have revised pages 30, 78 and elsewhere in Amendment No. 2 to rename this non-GAAP measure as requested.

Note 8 - Segment Information, page F-21

4.

We note from your response to comment 19 that each segment represents a separate business unit that operated as a standalone company prior to the reorganization of ProFrac Holdings Corp. and continues to have distinct management and discrete financial information. Please expand your disclosure to include information similar to that provided in your response.

RESPONSE: We have revised page F-20 of Amendment No. 2 as requested.

ProFrac Holding Corp. Pro Forma Financial Statements, page F-29

5.

We note your response to comment 20 and partially reissue the comment. Using language which is similar to that provided in your response, please disclose why the pro forma financial statements do not include adjustments related to the Tax Receivable Agreement.

Securities and Exchange Commission

November 19, 2021

RESPONSE: We have revised page F-54 of Amendment No. 2 as requested.

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Securities and Exchange Commission

November 19, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle at (713) 758-2350 or Scott D. Rubinsky at (713) 758-3287, each of Vinson & Elkins L.L.P.

Very truly yours,
PROFRAC HOLDING CORP.
By:	/s/ Brian Uhlmer
Name:	Brian Uhlmer
Title:	Chief Financial Officer

Enclosures

cc:	Robert Willette, ProFrac Holding Corp.

Michael S. Telle, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.